EXHIBIT 23.2


April 28 , 1997



EXECUTONE Information Systems, Inc.
478 Wheelers Farms Road
Milford, CT  06460

Annual Report on Form 10-K/A for the
Fiscal Year Ended December 31, 1996
(File No. 000-11551)

Gentlemen:

This firm has reviewed the information set forth in the seventh paragraph under "Recent Developments" under Item 1., Business, and the information set forth in the first paragraph under Item 3, Legal Proceedings, of the Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996 of EXECUTONE Information Systems, Inc.
(the "Company"). We understand that the information set forth therein as it relates to the issue of the authorization of the National Indian Lottery under 25 U.S.C. 2701 et seg. is based upon the advice provided to the Company by this firm.

We consent to the summarization of such advice and the reference to us in the prospectus.

Very truly yours,


HUNTON & WILLIAMS